Filed by CPB Inc.

Pursuant to Rule 425 of the Securities Act

of 1933, as amended, and deemed filed

pursuant to Rule 14d-2 and Rule 14a-12

 under the Securities Exchange Act of 1934, as amended

Subject Company: CB Bancshares, Inc.

Commission File No. 0-12396

The following is a copy of the materials presented during presentations made to employees and mangers of CPB Inc. held on April 16, 2003.

Slide 1

Creating a Stronger Local Bank
for Hawaii”

April 16, 2003

Slide 2

CPB Inc.
Merger with
CB Bancshares, Inc.

Creating A Stronger, Focused Hawaii Bank April 16, 2003

Slide 3

Forward- Looking Information

This document contains forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between CPB Inc. (“ CPB”) and CB Bancshares, Inc. (“ CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPB’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions. These statements are based upon the current beliefs and expectations of CPB’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward- looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward- looking statements: (1) the business of CPB and CBBI may not be integrated successfully or such integration may be more difficult, time- consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPB’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third- party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaiian economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U. S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPB results to differ materially from those described in the forward- looking statements can be found in CPB’s reports (such as Annual Reports on Form 10- K, Quarterly Reports on Form 10- Q and Current Reports on Form 8- K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http:// www. sec. gov). All subsequent written and oral forward- looking statements concerning the proposed transaction or other matters attributable to CPB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPB does not undertake any obligation to update any forward- looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Slide 4

Forward- Looking Information (cont.)

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPB has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPB has created its own financial model for CBBI based on CBBI’s historical performance and CPB’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. The key assumptions for such projections are set forth in this presentation. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

Subject to future developments, CPB intends to file with the SEC a registration statement to register the CPB shares to be issued in the proposed transaction, including related tender/ exchange offer materials, and one or more proxy statements for solicitation of proxies from CPB shareholders, and may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement, related tender/ exchange offer materials, and proxy statements (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement, related tender/ exchange offer materials, and proxy statements (when available) and other relevant documents at the SEC’s Internet web site at www. sec. gov. The registration statement, related tender/ exchange offer materials, and proxy statements (when available) and such other documents may also be obtained free of charge from CPB by directing such request to: CPB Inc., 220 South King Street, Honolulu, Hawaii 96813, Attention David Morimoto, (808) 544- 0627.

CPB, its directors and executive officers and certain other persons may be deemed to be “participants” if CPB solicits proxies from CBBI and CPB shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPB’s preliminary proxy statement on Schedule 14A, when filed. Information about the directors and executive officers of CPB and their ownership of and interests in CPB stock is set forth in the proxy statement for CPB’s 2003 Annual Meeting of Shareholders.

Slide 5

Merger With City Bank

•              Great news for both sides.

•              Win- Win for Hawaii, customers, employees, and shareholders

•              $285 Million offer to purchase CBBI shares

•              Equal to $70 per share or 54% premium (as of 4/ 14/ 03 closing price)

Slide 6

Merger With City Bank

•           In fairness to shareholders, we are making a public announcement today.

•           To Date:

•     We presented offer Mar. 17 (via invest. banker)

•     We sent written proposal Mar. 21

•     Had initial meeting Apr. 2

•     They promised to respond by Apr. 4 for next meeting - we did not receive response

•     We sent written request to respond by Apr. 11

•           Shareholders should know - It’s the right thing to do

Slide 7

Merger With City Bank

•           Therefore:

•     Press Release - 11: 00 am today

•     Press Conference - 1: 00 pm today

•           Insider information until then - no cell phones; remain in this room

•           Refer to Employee Packet

Slide 8

Strategic Reasons

•           Growth opportunities limited in this market

•           Become a major player in Hawaii

•           Increase economies of scale

•           Diversify loan portfolio

Slide 9

CPB- CBBI: Significantly Builds

Deposit Market Share in Hawaii

BNP Paribas (First Hawaiian):	29.7%
Bank of Hawaii:	29.4%
HEI (American Savings):	19.4%
Proforma:	14.0%
CPB:	8.1%
CBBI:	6.0%
Territorial Savings:	2.9%
Finance Factors:	2.2%
Hawaii National:	1.7%
Home Street:	0.4%
Orient Bancorp:	0.3%

Source:  SNL Securities.  Data as of 6/30/02.

Slide 10

CPB- CBBI: Diversified Loan

Portfolio

CPB
Consumer	4%
Residential Mortgage	24%
Commercial Mortgage	42%
Construction	9%
Commercial Financial	20%
Gross Loans(1):	$1,295M

CBBI
Consumer	13%
Residential Mortgage	42%
Commercial Mortgage	19%
Construction	5%
Commercial Financial	21%
Gross Loans(1):	1,069M

Pro Forma
Consumer	8%
Residential Mortgage	32%
Commercial Mortgage	32%
Construction	7%
Commercial Financial	21%
Gross Loans(1):	$2,364M

Source CPB and CBBI financials

Note: As of 12/31/02

(1) excluded loans held for sale

Slide 11

It’s a Logical Fit— and

Easy to Integrate

•           Similar roots and culture

•     Common roots, post- WWII founding

•     Local values

•     Focused on personalized service

•           Same market

•     Small and mid- sized businesses, retail customers

•     Overlapping geography

•           Common Fiserv based technology platform

Slide 12

CPB– CBBI: A Great Fit

	CPB Inc.	CB Bancshares, Inc.

Founded in	1954	1959

Operations	24 branches on 4 islands	21 branches on 4 islands

Lead Product	Commercial Mortgage (42% of loans)	Residential Mortgage (42% of loans)

Deposit Rank	#4	#5

Common Heritage	Founded to serve the Japanese-American Community in Hawaii

Market Focus	Become local bank of choice in Hawaii

Opportunity	Proven success at creating value for shareholders	Opportunity for cost savings and performance enhancement

Slide 13

Transaction Summary

Consideration per CBBI Share	1.8956 shares of CPB Stock + $21 in cash

Offer Price(1)	$70 per CBBI share

Premium Over Closing Price (4/14/03)	54%

Premium Over Unaffected Price (2/25/03)	62%

Implied Transaction Value	$285 million

Pro Forma Ownership(3)	68% CPB; 32% CBBI

Anticipated Closing	Q4-2003

Required Approvals & Conditions	CPB and CBBI shareholders, regulatory approvals, satisfactory due diligence and redemption of CBBI’s poison pill

(1)           Based on CPB stock price of $25.85 on 4/ 14/ 03.

(2)           Unaffected Price: Price the day before CPB began purchasing shares of CBBI in the open market.

(3)           Assumes 7.7 million CPB shares issued to CBBI shareholders.

Slide 14

Transaction Summary

•           Name will be: CENTRAL PACIFIC BANK

•           Clint will remain Chief Executive Officer

•           Numerous other issues to be negotiated

Slide 15

Shareholders of Both Banks Win

•           Combined bank offers anticipated double- digit EPS accretion

•     Consolidation, scale and efficiency result in fully phased- in anticipated annual cost saves of $16 million

•           CBBI shareholders receive 54% (1) premium and over 290% (1)(2) increase in cash dividends

•     Opportunity to own a company with an outstanding track record of performance

•           Increased investor visibility & trading liquidity

•     Over $600 million pro forma market cap (3)

•     NYSE listing

(1)           Based on CPB stock price of $25.85 and CBBI stock price of $45.60 on 4/ 14/ 03.

(2)           Assumed reinvestment of cash proceeds in CPB stock at CPB’s share price of $25.85 on 4/ 14/ 03.

(3)           As of 4/ 14/ 03.

Slide 16

Good For Hawaii, Local

Community & Customers

•           Creates a stronger, locally based and managed bank for Hawaii

•     $2.4B (1) in loans; $2. 8B (1) in deposits; $3. 7B in assets (1)(2)

•     14% deposit market share in Hawaii (3)

•     Provides a strong local alternative to mainland- managed and foreign- owned banks

•     Additional $1 Million commitment for community

•           Customers in the local community benefit

•     Expanded “fiercely loyal” personalized service

•     Added convenience: expanded branch & ATM network

•     Broader menu of products and services

•     Increased lending capacity

(1)           Pro forma based on CPB and CBBI financials as of 12/ 31/ 02.

(2)           efore merger adjustments.

(3)           ource: SNL Securities as of 6/ 30/ 02.

Slide 17

Impact On Employees

•           Expect some consolidation

•           Will know more specifics after due diligence of customer and operational needs

•           We recognize that our employees made the bank successful

•           We are committed to being the preferred employer

Slide 18

CPB Snapshot

Earnings Per Share

1997	$0.70
1998	$0.73
1999	$0.84
2000	$1.07
2001	$1.72
2002	$2.04

•	Assets(1)	$2.0	B
•	Deposits(1)	$1.6	B
•	Market Cap(2)	$410	M
•	ROAE(3)	20.55%
•	ROAA(3)	1.74%
•	Price(2)/2003E EPS(4)	12.2	x
•	Price(2)/Book(5)	2.38	x

(1)   As of 12/ 31/ 02.

(2    As of 4/ 14/ 03.

(3    ROAE: Return on Average Equity. ROAA: Return on Average Assets. Based on 2002 performance.

(4    2003E EPS based on FirstCall estimates.

(5    Book value as of 12/ 31/ 02.

Slide 19

CPB: Consistent Earnings Growth

	CPB	CBBI
1998:	$15.0	$8.4
1999:	$16.3	$0.3
2000:	$19.4	$11.2
2001:	$28.7	$6.2
2002:	$33.3	$13.5

Source: CPB and CBBI financials.

Slide 20

CPB: Rising Returns

CPB			CBBI
	Return on average assets	Return on average equity		Return on average assets	Return on average equity
1998	9.79%	1.00%	1998	6.49%	0.59%
1999	10.93%	1.03%	1999	0.24%	0.02%
2000	13.59%	1.16%	2000	9.50%	0.67%
2001	19.34%	1.60%	2001	4.78%	0.37%
2002	20.55%	1.74%	2002	9.35%	0.86%

Source: CPB and CBBI financials.

(1)           eturn on Average Assets.

(2)           eturn on Average Equity.

Slide 21

CPB: Unmatched Credit Quality

CPB Net Charge-offs/Average Loans		CBBI Net Charge-offs/Average Loans
1998	0.53%	1998	0.57%
1999	0.26%	1999	0.45%
2000	0.22%	2000	0.65%
2001	0.08%	2001	0.90%
2002	0.04%	2002	0.82%

Source: CPB and CBBI financials.

Slide 22

CPB: Strong Deposit Growth

CPB ($ in millions)		CBBI ($ in millions)
1998	$1,269	1998	$1,085
1999	$1,306	1999	$1,106
2000	$1,363	2000	$1,218
2001	$1,451	2001	$1,138
2002	$1,641	2002	$1,163

Source: CPB and CBBI financials.

Slide 23

CPB:  Superior Efficiency Ratio

	CPB	CBBI
1998:	62.79%	67.71%
1999:	65.36%	69.55%
2000:	58.43%	64.39%
2001:	55.59%	59.33%
2002:	53.02%	57.37%

Source: CPB and CBBI financials.

Slide 24

CPB Stock Outperforms

Line graph showing percentage of stock growth at 1/97 at 100% to 4/03. CPB at 350% on 4/03 and CBBI on 4/03 at 195%.

Source: FactSet.

Note: As of 4/ 14/ 03.

Slide 25

What’s Next?

•     Press Release - 11: 00am today

•     Employee Memo - 11: 00am today

•     Press Conference - 1: 00pm today

•     All Employee Meeting - 6: 00pm tonight (HHV Coral)

•     Investor Conference Call - 4: 00am tomorrow 4/ 17 (HT)

•     Meetings w/ Media, Customers, - 4/ 17- 18

•     Customer Letter - week of 4/ 21

•     Presentation to our Shareholders - 4/ 22 (Ann. Mtg.)

•     Meetings w/ Analysts, Investors - 4/ 24 - 25 (East Coast)

•     Meetings with Advisors, Selected Customers

Slide 26

What’s Next?

•     Expect heavy trading CBBI shares

•     Expect short term fluctuations in CPB shares

•     CBBI shareholders meeting April 24.

•     Transaction may close in 4th quarter.

Slide 27

Your Role is Critical

•      Share your enthusiasm with others

•      Keep employees focused - they have great benefits

•      Reassure customers - they have great benefits

•      We still need to run a bank

Slide 28

CPB Inc.
Merger with
CB Bancshares, Inc.

Creating A Stronger, Focused Hawaii Bank April 16, 2003

Slide 29

Employee Packet
•	Employee Memo
•	News Release
•	Benefits Fact Sheet
•	Power Point Presentation
•	Q&As for Employees/Managers
•	Communications Procedures

Slide 30

Good for Hawaii and Local Community

•      Stronger, locally based and managed bank to fuel local economic growth and meet unique local needs

•      Strong local alternative to mainland managed and foreign owned banks

The Right Fit

•      Similar roots and values

•      Shared local market focus

•      Common customer base: consumers and small to mid- tier business

A Stronger, Locally

Based and Managed

Bank Benefits Hawaii

Good for Shareholders of both banks

•      54% premium over CBBI closing price as of 4/ 14/ 03

•      290% increase in dividends

•      Anticipated accretion of 10% to CPB EPS in 2004

•      Stronger combined balance sheet

•      Easy to integrate

Good for Customers

•      Continued high- touch fiercely loyal service

•      More convenience: expanded branch and ATM networks

•      More services for customers: commercial real estate, trust, wealth management, and increased lending limits

Slide 31

Employee Notification

Bankwide Meeting 6 pm Hilton Hawaiian Village Coral Ballroom

Meet with your employees today to relay this proposal. Encourage them to attend tonight ’ s bankwide meeting.  Submit any questions and a list of employees who will be attending tonight ’ s bankwide meeting to HR by 2 p. m., today.

Tomorrow, managers will be asked to distribute packets to employees who do not attend the bankwide meeting.  Designated managers will brief neighbor island staff.

Slide32

Communication Procedures

Employee Inquiries	Division/Branch Manager or Craig Hashimoto at 544-0762

Customer Hotline	544-0711

Shareholders	David Morimoto at 544-0627 or Neal Kanda at 544-0622

Media Inquiries	Ann Takiguchi at 544-0685/223-4434(cell) or Wayne Kirihara at 544-0687

Slide 33

Good For Hawaii, Customers & Shareholders of Both Banks

•                  Creates a stronger, locally based and managed bank for Hawaii—to better meet unique local needs

•                  More customers to enjoy “fiercely loyal” service, added convenience, larger lending limits and a broader menu of products and services

•                  Shareholders of both banks win

•      Anticipated EPS accretion

•      Stronger competitive position

•      Attractive premium and cash dividend for CBBI shareholders

•      Significant synergies

•      Low execution risk

Slide 34

CPB Inc.
Merger with
CB Bancshares, Inc.

Creating A Stronger, Focused Hawaii Bank April 16, 2003